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                             May 13, 2020

       Gareth Sheridan
       Chief Executive Officer
       NutriBand Inc.
       121 South Orange Ave., Suite 1500
       Orlando, Florida 32801

                                                        Re: NutriBand Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 16,
2020
                                                            File No. 333-237724

       Dear Mr. Sheridan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. With reference to your risk factor disclosure on page 8, please revise the prospectus cover page and the Summary
section to highlight that you have suspended your product
                                                        development operations
due to lack of cash and financing.
       Our Business, page 1

   2. We note your disclosure that the initial term of your agreement with Best Choice was extended until April
30, 2020 and that as of the date of your disclosure, the minimum purchases for the
current contract year had not been met, and the agreement is renewable only if certain minimum
purchases are met. Please update your disclosure to indicate the current status of the
agreement with Best Choice.
 Gareth Sheridan
NutriBand Inc.
May 13, 2020
Page 2
The Offering, page 6

3. Please revise this section to include the shares underlying the warrants that may be sold by the selling stockholders.
Employment Agreements, page 46

4. Please file the employment agreements with Messrs. Sheridan, Melnik and Gallagher and
       Dr. Patrick as exhibits to your registration statement.
Signatures, page II-8

5. Please revise to include a signed signature block for the registrant. Please also revise your signature page to provide the signatures of the officers and directors as required by Form
       S-1. We note that you have indicated that some of those signatures have been signed by the attorney-in-fact but no power of attorney has been included in your registration statement at this time. Please include these signatures within the body of the registration statement. To the extent you use a power of attorney for future signatures, the power of attorney should be included in your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameGareth Sheridan
                                                             Division of
Corporation Finance
Comapany NameNutriBand Inc.
                                                             Office of Life
Sciences
May 13, 2020 Page 2
cc:       Michael Paige, Esq.
FirstName LastName